**Exhibit 99.1**

## ITW NEWS RELEASE

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**ITW Reports Record Earnings as Diluted Income Per Share from Continuing Operations Increased 30 Percent in the 2004 Fourth Quarter; Revenues Grew 16 Percent and Operating Margins Improved to 17.5 Percent in the Fourth Quarter; Company Forecasts 14 Percent Growth in Earnings for Full-Year 2005**

GLENVIEW, ILLINOIS—(January 27, 2005)—Illinois Tool Works Inc. (NYSE:ITW) today reported record earnings as diluted income per share from continuing operations increased 30 percent in the 2004 fourth quarter. Income from continuing operations in the fourth quarter was $359.2 million, or $1.21 per diluted share, versus $286.9 million, or 93 cents per diluted share, for the year earlier period. For the fourth consecutive quarter, the Company posted double digit gains in operating performance and produced improved total company operating margins. For the quarter, revenues grew 16 percent, operating income increased 24 percent and operating margins of 17.5 percent were 110 basis points higher than the year ago period.

The Company's continuing strength in its financial results was tied to healthy demand in many of its diverse end markets, particularly in North America. As a result, total Company base revenues grew 8.2 percent in the 2004 fourth quarter and increased 8.1 percent for the full year.

For the 2004 fourth quarter, revenues were $3.052 billion compared with $2.626 billion for the year earlier period. Fourth quarter operating income improved to $535.2 million from $431.7 million in the prior year period. The Company's overall operating margin improved to 17.5 percent, largely due to fourth quarter inventory revaluations related to higher raw material costs in previous quarters. The inventory revaluations positively impacted the North America Engineered Products and Specialty Systems segments.

On a full-year 2004 basis, diluted income per share from continuing operations of $4.39 was 30 percent higher than the $3.37 per diluted share for 2003. Revenues grew 17 percent to $11.731 billion from $10.036 billion, operating income increased 26 percent to $2.057 billion from $1.633 billion, and income from continuing operations of $1.340 billion was 29 percent higher than the $1.040 billion for the 2003 full year.

While the Company's free operating cash flow slowed somewhat in the 2004 fourth quarter to $326.4 million, full-year free operating cash flow totaled $1.335 billion, or $165 million more than the year-ago period. This free cash was used in part in the fourth quarter to complete three acquisitions representing $131 million of annualized revenues. For 2004, the Company completed a successful acquisition year with 24 transactions accounting for $624 million of annualized revenues. In addition, the Company's strong cash position resulted in the continuation during the quarter of the share repurchase program announced in April 2004. As of December 31, 2004, the Company had spent $1.730 billion to repurchase 18.9 million shares.

"By all financial and operational measures, the fourth quarter was a very successful conclusion to a strong performance in 2004 by our ITW businesses around the world," said W. James Farrell, Chairman and Chief Executive Officer. "I want to personally thank all of our employees who worked diligently and effectively to help us achieve 30 percent earnings growth in 2004."

Segment highlights for the 2004 fourth quarter include:

North American Engineered Products fourth quarter revenues grew 9 percent largely as a result of base revenue growth from the industrial and construction business units as well as contributions from acquisitions. Operating income increased 11 percent as base income growth from the construction and industrial businesses was partially offset by the improving but still ongoing raw material pricing issues for various units. While fourth quarter operating margins benefited from inventory revaluations, margins of 15.5 percent were up only 20 basis points from the year earlier period. For the full year, revenues and operating income grew 9 percent and 13 percent, respectively, and operating margins of 16.7 percent were 70 basis points higher than the prior year.

International Engineered Products fourth quarter revenues grew 28 percent due to contributions from acquisitions, currency translation and base revenues. Operating income increased 26 percent largely due to base revenue gains from the construction and automotive units as well as contributions from currency translation and acquisitions. Operating margins in the fourth quarter of 15.9 percent declined 20 basis points from the year earlier period due to higher restructuring charges and the impact of acquisitions. For the full year, revenues and operating income increased 32 percent and 42 percent, respectively, and operating margins of 15.0 percent were 110 basis points higher than a year ago.

North American Specialty Systems fourth quarter revenues increased 12 percent largely as a result of strong base revenue growth from the welding and industrial packaging business units. Operating income increased 30 percent mainly due to growth from the previously mentioned businesses. Operating margins of 18.8 percent were 260 basis points higher than the year ago period due to strong operating performance and inventory revaluations. For the full year, revenues grew 15 percent and operating income increased 25 percent. Operating margins of 17.8 percent were 150 basis points higher than a year ago.

International Specialty Systems fourth quarter revenues increased 21 percent primarily due to growth in base revenues and favorable currency translation. The industrial packaging, food equipment and welding units all contributed to base revenue growth. Operating income grew 31 percent mainly as a result of base income contributions from numerous businesses and currency translation. As a result, operating margins of 13.5 percent were 110 basis points higher than the year ago period. For the full year, revenues and operating income grew 21 percent and 45 percent, respectively. Operating margins of 13.2 percent were 220 basis points higher than full-year 2003.

Leasing and Investments fourth quarter operating income of $27.9 million was 23 percent higher than the year earlier period. This growth in income was due primarily to higher income realized from the venture capital fund in the quarter.

Looking ahead, while the Company remains optimistic about its earnings prospects for 2005, it is forecasting some slowing in end markets and, as a result, a base revenue growth range of four percent to six percent for the full year. As a result of this anticipated base revenue slowdown and expected year-over-year declines in Leasing and Investments as well as currency related income, the Company is forecasting an earnings range of $4.91 to $5.11 for full-year 2005. The Company also is forecasting an earnings range of $1.01 to $1.07 for the 2005 first quarter. The mid-points of the 2005 full-year and first quarter ranges would represent earnings growth versus the prior year periods of 14 percent and 12 percent, respectively.

This Earnings Release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, without limitation, statements regarding end market conditions and base business for the first quarter and full-year 2005 and the Company's related earnings forecasts. These statements are subject to certain risks, uncertainties, and other factors, which could cause actual results to differ materially from those anticipated. Important factors that could cause actual results to differ materially from the Company's expectations are set forth in ITW's Form 10-Q for the 2004 Third Quarter.

ITW is an $11.7 billion in revenues diversified manufacturer of highly engineered components and industrial systems and consumables. The Company consists of approximately 650 decentralized operations in 45 countries and employs some 49,000 people.

CONTACT: John Brooklier, 847-657-4104 or jbrooklier@itw.com

**ILLINOIS TOOL WORKS INC.**
**(In thousands except per share data)**

| | THREE MONTHS ENDED DECEMBER 31, | | TWELVE MONTHS ENDED DECEMBER 31, | |
|---|---|---|---|---|
| **STATEMENT OF INCOME** | **2004** | **2003** | **2004** | **2003** |
| Operating Revenues | $ 3,051,637 | $ 2,625,958 | $ 11,731,425 | $ 10,035,623 |
| Cost of revenues | 1,976,269 | 1,720,444 | 7,591,246 | 6,527,692 |
| Selling, administrative, and R&D expenses | 528,742 | 468,497 | 2,024,445 | 1,850,197 |
| Amortization and impairment of goodwill & other intangibles | 11,429 | 5,301 | 59,121 | 24,276 |
| Operating Income | 535,197 | 431,716 | 2,056,613 | 1,633,458 |
| Interest expense | (15,849) | (17,986) | (69,234) | (70,672) |
| Other income (expense) | (5,469) | 3,479 | 12,026 | 13,328 |
| Income From Continuing Operations Before Income Taxes | 513,879 | 417,209 | 1,999,405 | 1,576,114 |
| Income taxes | 154,700 | 130,300 | 659,800 | 535,900 |
| Income From Continuing Operations | 359,179 | 286,909 | 1,339,605 | 1,040,214 |
| Income (Loss) From Discontinued Operations | (1,082) | (3,612) | (911) | (16,534) |
| Net Income | $ 358,097 | $ 283,297 | $ 1,338,694 | $ 1,023,680 |
| . | | | | |
| Income Per Share from Continuing Operations: | | | | |
| Basic | $1.22 | $0.93 | $4.43 | $3.39 |
| Diluted | $1.21 | $0.93 | $4.39 | $3.37 |
| | | | | |
| Income (Loss) Per Share from Discontinued Operations: | | | | |
| Basic | $ - | ($0.01) | $ - | ($0.05) |
| Diluted | $ - | ($0.01) | $ - | ($0.05) |
| | | | | |
| Net Income Per Share: | | | | |
| Basic | $1.22 | $0.92 | $4.43 | $3.33 |
| Diluted | $1.21 | $0.91 | $4.39 | $3.32 |
| | | | | |
| Shares outstanding during the period : | | | | |
| Average | 294,553 | 307,650 | 302,376 | 307,069 |
| Average assuming dilution | 297,004 | 309,883 | 304,824 | 308,750 |

| | THREE MONTHS ENDED DEC 31, | | TWELVE MONTHS ENDED DEC 31, | |
|---|---|---|---|---|
| **ESTIMATED FREE OPERATING CASH FLOW** | **2004** | **2003** | **2004** | **2003** |
| Net cash provided by operating activities | $ 382,968 | $ 480,209 | $ 1,532,031 | $ 1,368,741 |
| Plus: Proceeds from investments | 28,123 | 20,849 | 85,412 | 59,509 |
| Less: Additions to PP&E | (84,700) | (75,356) | (282,560) | (258,312) |
| Free operating cash flow | $ 326,391 | $ 425,702 | $ 1,334,883 | $ 1,169,938 |

**ILLINOIS TOOL WORKS INC.**
**(In thousands)**

| STATEMENT OF FINANCIAL POSITION | | DEC 31, 2004 | | SEPT 30, 2004 | | DEC 31, 2003 |
|---|---|---|---|---|---|---|
| **ASSETS** | | | | | | |
| Cash & equivalents | $ | 667,390 | $ | 930,283 | $ | 1,684,483 |
| Trade receivables | | 2,054,624 | | 1,983,649 | | 1,721,186 |
| Inventories | | 1,281,156 | | 1,142,532 | | 991,979 |
| Deferred income taxes | | 147,416 | | 231,132 | | 217,638 |
| Prepaids and other current assets | | 171,612 | | 128,976 | | 167,916 |
| Total current assets | | 4,322,198 | | 4,416,572 | | 4,783,202 |
| | | | | | | |
| Net plant & equipment | | 1,876,875 | | 1,807,923 | | 1,728,638 |
| Investments | | 912,483 | | 900,346 | | 832,358 |
| Goodwill | | 2,753,053 | | 2,686,803 | | 2,511,281 |
| Intangible assets | | 440,002 | | 389,108 | | 287,582 |
| Deferred income taxes | | 233,172 | | 403,929 | | 370,737 |
| Other assets | | 814,151 | | 793,292 | | 679,523 |
| | $ | 11,351,934 | $ | 11,397,973 | $ | 11,193,321 |
| | | | | | | |
| **LIABILITIES and STOCKHOLDERS' EQUITY** | | | | | | |
| Short-term debt | $ | 203,523 | $ | 97,067 | $ | 56,094 |
| Accounts payable | | 603,811 | | 540,071 | | 481,407 |
| Accrued expenses | | 959,380 | | 914,104 | | 870,950 |
| Cash dividends payable | | 81,653 | | 83,034 | | 73,948 |
| Income taxes payable | | 2,604 | | 372,857 | | 6,504 |
| Total current liabilities | | 1,850,971 | | 2,007,133 | | 1,488,903 |
| | | | | | | |
| Long-term debt | | 921,098 | | 924,004 | | 920,360 |
| Other liabilities | | 952,255 | | 923,529 | | 909,772 |
| Total non-current liabilities | | 1,873,353 | | 1,847,533 | | 1,830,132 |
| | | | | | | |
| Common stock | | 3,114 | | 3,111 | | 3,089 |
| Additional paid-in capital | | 978,941 | | 921,200 | | 825,924 |
| Income reinvested in the business | | 7,963,518 | | 7,687,073 | | 6,937,110 |
| Common stock held in treasury | | (1,731,378) | | (1,203,696) | | (1,648) |
| Accumulated other comprehensive income | | 413,415 | | 135,619 | | 109,811 |
| Total stockholders' equity | | 7,627,610 | | 7,543,307 | | 7,874,286 |
| | $ | 11,351,934 | $ | 11,397,973 | $ | 11,193,321 |